UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

ANI Pharmaceuticals, Inc.

File No. 333-185391 and 001-31812- CF#32429

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ANI Pharmaceuticals, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on December 11, 2012 and Exhibits to a Form 8-K filed on May 3, 2010 and amended on June 7, 2010.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.59	S-4	December 11, 2012	through May 1, 2016
10.1	8-K	May 3, 2010	through May 3, 2020
10.2	8-K	May 3, 2010	through May 3, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary